SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

07.00am Friday 27 June 2008

Prudential decides not to proceed with a reattribution of its Inherited Estate

As previously announced, Prudential has been considering a reattribution of the Inherited Estate held in the With-Profits Sub-Fund (WPSF) of The Prudential Assurance Company Limited (PAC).

After extensive assessment, we have concluded that maintaining the current operating model for the WPSF is in the best long-term interest of both current and future policyholders and shareholders. As such, we have decided not to proceed with a reattribution.

Nick Prettejohn, Chief Executive, Prudential UK & Europe, said: "Our With-Profits Fund has been consistently the top performing life fund in the UK for the past one, three, five and 10 years. Our overriding priority is to maintain the long-term financial security of the With-Profits fund and to continue delivering strong performance for the benefit of our policyholders.

"After comprehensive and extremely complex analysis, we have concluded that our existing operating model is in the best long-term interests of both current and future policyholders and shareholders. This model continues to allow policyholders to share in any potential future distributions on a 90:10 basis.

"The whole of the Inherited Estate is required, and it will remain as the working capital of Prudential's With-Profits Sub-Fund, helping to support continued superior investment performance, security and the ongoing financial strength of the fund for the benefit of current and future policyholders."

Policyholders need take no action as a result of today's announcement.

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	+44 20 7548 3559	James Matthews	+44 20 7548 3561
William Baldwin-Charles	+44 20 7548 3719	Jessica Stalley	+44 20 7548 3511
Steve Colton	+44 20 7150 3136

Notes to Editors:

1. About the Inherited Estate

The Inherited Estate  is the capital buffer and working capital for the With-Profits Sub-Fund (WPSF). It plays a vital role in ensuring the financial strength and performance of the WPSF, protecting policyholders against market volatility through smoothing, providing the solvency the WPSF needs, supporting those payments to policyholders which are guaranteed and giving the fund the investment freedom to continue to provide policyholders with superior investment returns. At £8.7 billion, the Inherited Estate's size is 11 per cent of the total size of the WPSF. This is not excessive given the £79.1 billion size of the fund (figures as at 31 December 2007). It is only around three times the size of the £2.7 billion paid to policyholders as part of the with-profits bonus declaration for policyholders announced in February 2008.

Prudential's long-term fund is one of the financially strongest in the industry and is rated AA+ by Standard & Poor's. This financial strength has allowed Prudential to protect policyholders in adverse market conditions.

The Inherited Estate provides the necessary financial strength for the WPSF by contributing:

Security

A strong Inherited Estate provides a real benefit for policyholders and helps ensure policyholders get the benefits they are expecting, even in volatile market conditions. Weaker with-profits funds, which do not have a large Inherited Estate, cannot offer the same levels of security and smoothing.

Superior investment returns

A strong Inherited Estate allows for greater flexibility in investments. It allows a greater exposure to higher risk, higher return assets and has allowed the WPSF to achieve outstanding investment returns for its policyholders over a consistent period. With a smaller Inherited Estate a more conservative investment strategy would have to be adopted, which would be expected to lead to lower returns to customers.

Over the 10-year period to 31 December 2007, the Prudential WPSF outperformed all of its major competitors and the FTSE 100 and All-Share indices, producing a total return of 134 per cent.

Fund / Index	Total return over 10 years
Prudential WPSF	134.4%
FTSE All Share (total return)	82.4%
FTSE 100 (total return)	69.2%
UK Average Cash Fund	38.2%

As a result of greater investment flexibility, Prudential has been able to pay out over £24 billion in bonuses to policyholders over the last 10 years, notably during significant market downturns:

Year	Annual bonus £ billion	Final bonus £ billion	Total £ billion
1998	1.4	1.0	2.4
1999	1.5	1.2	2.7
2000	1.6	1.2	2.8
2001	1.6	1.2	2.8
2002	1.5	1.0	2.5
2003	1.2	0.7	1.9
2004	1.2	0.6	1.8
2005	1.2	0.9	2.1
2006	1.2	1.3	2.5
2007	1.2	1.5	2.7
Total	13.6	10.6	24.2

Smoothing

The ability to smooth returns to policyholders is fundamental to how with-profits business works as it reduces peaks and troughs in payouts and therefore helps protect the policyholder against market volatility. A strong Inherited Estate is needed to provide this protection.

Solvency

It is a regulatory requirement for a life assurance company to continuously hold sufficient capital to withstand adverse conditions, including, in particular, large market falls in the market value of investments. Failure to meet this requirement would mean Prudential would have to close for new business and destroy consumer confidence.

Supporting new business

A strong Inherited Estate is needed to ensure we can continue to develop valuable with-profits products to meet the investment needs of current and future generations of policyholders.

2. About Prudential's With-Profits Sub-Fund (WPSF)

With-profits remains very popular - Prudential's with-profits sales were up 21 per cent in 2007, while its with-profits bond sales rose by 112 per cent to £41 million in the first quarter of 2008. With-profits products offer its policyholders a valuable investment option, providing the prospect of competitive long-term rates of return while smoothing the peaks and troughs of volatile market movements and providing valuable guarantees.

Prudential retained the top ranking for 2007 in the WM Life Funds survey, which reported Prudential's WPSF as the number one performing fund over all time periods in both the With-Profits and Life Funds surveys.

3. About Reattribution

A reattribution involves shareholders paying current policyholders a one-off payment in exchange for them giving up their interests in any potential future distributions of the Inherited Estate. Current policyholders would get a negotiated payment now in exchange for a possible (but uncertain) payment in the future. The Inherited Estate would remain in the long-term fund to support with-profits policyholders. Shareholders would have to fund this payment from their own resources and therefore would need to believe an adequate return was possible on this investment.

Prudential announced that it was considering a possible reattribution and nominated its Policyholder Advocate in March 2007. We said we would only proceed with a reattribution if it was in the best interests of both policyholders and shareholders. Since then a dedicated team has conducted an extensive examination of all the data and the possible scenarios.

Working out whether a reattribution could be to the benefit of both policyholders and shareholders is an extremely complex process. This included developing complex actuarial modelling to deal with more than 250 different policy types covering 4.5 million policies over a projection period of up to 40 years. With such a large number of policyholders in the fund, many holding policies of relatively small value, the incentive payment on reattribution to the majority of policyholders would probably have given a relatively small one-off benefit.

4. Policyholders

Policyholders need take no action as a result of today's announcement, but should note:

  Policyholders who held with-profits policies prior to 15 March 2007 will continue to have an interest in any potential future distributions for as long as their policies remain in force.

  Policyholders who have taken out with-profits policies since 14 March 2007 will now also have an interest in any potential future distributions.

Policyholders who have any questions should call the dedicated telephone helpline on 0845 300 2641, 8am-6pm Monday to Friday.

5. About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence since 1848 and has £267 billion in assets under management as at 31 December 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

6. Conference call details

There will be a conference call today for wire services at 7.30am (GMT) hosted by Nick Prettejohn, Chief Executive of Prudential UK and Europe, and Tidjane Thiam, Chief Financial Officer of Prudential plc. Dial in telephone number: 020 8609 0793 or freephone 0800 358 2182, Passcode: 781321#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 June 2008

                                                                                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                                                                                      By: /s/  Jon Bunn

                                                                                                           Jon Bunn
                                                                                                           Director of Public Relations